Exhibit 23.2

INDEPENDENT AUDITORS’ CONSENT

To the Board of Directors
Pacific Capital Bancorp:

We consent to incorporation by reference in the Registration Statement (No. 33-40220) on Form S-8 of Pacific Capital Bancorp of our report dated June 11, 2004 relating to the statements of net assets available for benefits of Pacific Capital Bancorp Incentive and Investment and Salary Savings Plan as of December 31, 2003, and the related statement of changes in net assets available for benefits for the years ended December 31, 2003 and all related schedules, which report appears in the December 31, 2003 annual report on Form 11-K of Pacific Capital Bancorp Incentive and Investment and Salary Savings Plan.

Glendale, California
June 11, 2004